UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

BGM Group Ltd

No.152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200,

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Closing of Private Placement

As previously disclosed in the Form 6-K furnished to the U.S. Securities and Exchange Commission on May 18, 2026 by BGM Group Ltd (the “Company”), the Company entered into a securities purchase agreement with certain investors for a private placement (the “Private Placement”) of 200,000,000 Class A ordinary shares of par value US$0.00833335 per share (the “Class A Ordinary Shares”) at the subscription price of US$0.06 per Class A Ordinary Share and warrants to purchase up to an aggregate of 200,000,000 Class A Ordinary Shares. The Private Placement closed on June 8, 2026. In connection with the closing, the Company issued an aggregate of 200,000,000 Class A Ordinary Shares and warrants to purchase up to an aggregate of 200,000,000 Class A Ordinary Shares for gross proceeds of US$12,000,000.

Incorporation By Reference

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File nos. 333-287750 and 333-278592) and Form F-3 (File nos. 333-285635, 333-282998 and 333-278591) of the Company and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BGM Group Ltd

Date: June 9, 2026	By:	/s/ Huandi Zhao
	Name:	Huandi Zhao
	Title:	Director and Co-Chief Executive Officer